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                             December 13, 2021

       Lauren Bentley
       Chief Executive Officer
       LSEB Creative Corp.
       30 N. Gould St. #4000
       Sheridan, WY 82801

                                                        Re: LSEB Creative Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 6,
2021
                                                            File No. 333-260873

       Dear Ms. Bentley:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amendment No. 1 to Form S-1 filed December 6, 2021

       Directors, Executive Officers, Promoters and Control Persons, page 46

   1. We note your disclosure that Mr. Starkman was President of Health Advance Inc. from
                                                        April 2010 to November
2017. Please revise to describe the facts and circumstancrs
                                                        relating to Mr.
Starkman's departure from the role of President of Health Advance Inc. in
                                                        June 2017.
 Lauren Bentley
FirstName LastNameLauren  Bentley
LSEB Creative  Corp.
Comapany13,
December  NameLSEB
              2021    Creative Corp.
December
Page 2    13, 2021 Page 2
FirstName LastName
       You may contact Effie Simpson at (202)-551-3346 or Kevin Woody at
(202)-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202)-551-4985 or Jay Ingram at (202)-551-3397 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing